Exhibit 99.2

QIWI PLC 12 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, 1087-Nicosia, Cyprus Tel.: +357 22-65-33-90, Fax: +357 22-76-09-18, E-mail: office@qiwi.com.cy, www.qiwi.com

NOTICE FOR THE CONVOCATION

OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF QIWI PLC

(the Company)

TO: All shareholders of QIWI plc

March 31, 2022

NOTICE IS GIVEN in accordance with the Regulations 54(a) and 55 of the Articles of Association of the Company (the Articles), that an EXTRAORDINARY GENERAL MEETING of shareholders of the Company (the Meeting) will be convened and held on May 16, 2022 at 10.00 a.m. (Cyprus time) at QIWI’s office, 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus, for the purpose of taking into consideration the following matter and if thought proper approving the resolutions listed below:

APPROVAL OF THE BUYBACK PROGRAM

In accordance with Regulation 52(b), 79B of the Articles and Section 57A of the Cyprus Companies Law, Cap. 113, on the recommendation of the Board of Directors of the Company (the Board) it is proposed to approve acquisition by the Company directly or through any of its subsidiary, in accordance with Section 57F(1) of the Cyprus Companies Law, Cap. 113, of ordinary shares of the Company represented by the American Depositary Shares (the ADSs) listed at Nasdaq Global Select Market and Moscow Exchange from Moscow Exchange and to authorize the Board to buyback ordinary shares of the Company represented by the ADSs on the following terms and conditions:

(a)	the purpose of the buyback is to purchase the ordinary shares of the Company represented by the ADSs on the open market at prices below the fundamental value in order to:
•	return additional value to shareholders;
•	use as equity consideration for potential value-accretive M&As;
•	fund the Company's long-term incentive plan;
•	return repurchased shares back to the market when price level recovers.
(b)	the total nominal value of the ordinary shares of the Company represented by the ADSs that will be acquired under by the Company or any of its subsidiary shall not exceed the maximum number of shares permitted under Section 57A of the Cyprus Companies Law, Cap. 113, as amended;
(c)	the monetary consideration payable for the buyback shall be paid out of the realized and non-distributed profits;
(d)	the authority of the Board to acquire the ordinary shares of the Company represented by the ADSs shall expire within 12 months as from the date on which the buyback program is approved;
(e)	the acquired ordinary shares represented by the ADSs shall be disposed or cancelled within 2 years following the date when such ordinary shares of the Company represented by the ADSs were acquired;
(f)	the maximum acquisition price shall not exceed by 5% the average buy price during the last 5 trading days before the relevant acquisition and minimum acquisition price shall be not less than par value (or its equivalent in US dollars);
(g)	after the buyback the net assets of the Company cannot be lower than the sum of the issued share capital and non-distributable reserves;
(h)	the buyback program will apply during the period beginning at the start of trading of the second trading day following the date of publication of the financial results for a particular fiscal quarter or year and continuing until the beginning of the blackout period.
(i)	to authorize the publication of the resolution of the EGM in at least 2 daily newspapers of wide circulation at least 10 days prior to the commencing of the buyback setting out the basic terms thereof and specifying the time period during which the Company intends to proceed with the acquisitions and to be repeated every time the Company implements the buyback resolution;
(j)	to authorize the Secretary of the Company to notify the Registrar of Companies in Cyprus within 14 days with respect to the buyback.

THE FOLLOWING SPECIAL RESOLUTION IS PROPOSED:

THAT the Board is hereby authorized to acquire ordinary shares of the Company represented by the American Depositary Shares (the ADSs) listed at Nasdaq Global Select Market and Moscow Exchange from Moscow Exchange on the following terms and conditions:

(a)	the purpose of the buyback is to purchase the ordinary shares represented by the ADSs on the open market at prices below the fundamental value in order to:
•	return additional value to shareholders;
•	use as equity consideration for potential value-accretive M&As;
•	fund the Company's long-term incentive plan;
•	return repurchased shares back to the market when price level recovers.
(b)	the total nominal value of the ordinary shares represented by the ADSs that will be acquired under by the Company or any of its subsidiary shall not exceed the maximum number of shares permitted under Section 57A of the Cyprus Companies Law, Cap. 113, as amended;
(c)	the monetary consideration payable for the buyback shall be paid out of the realized and non-distributed profits;
(d)	the authority of the Board to acquire the ordinary shares represented by the ADSs shall expire within 12 months as from the date on which the buyback program is approved;
(e)	the acquired ordinary shares represented by the ADSs shall be disposed or cancelled within 2 years following the date when such ordinary shares represented by ADSs were acquired;
(f)	the maximum acquisition price shall not exceed by 5% the average buy price during the last 5 trading days before the relevant acquisition and minimum acquisition price shall be not less than par value (or its equivalent in US dollars);
(g)	after the buyback the net assets of the Company cannot be lower than the sum of the issued share capital and non-distributable reserves;
(h)	the buyback program will apply during the period beginning at the start of trading of the second trading day following the date of publication of the financial results for a particular fiscal quarter or year and continuing until the beginning of the blackout period.
(i)	to authorize the publication of the resolution of the EGM in at least 2 daily newspapers of wide circulation at least 10 days prior to the commencing of the buyback setting out the basic terms thereof and specifying the time period during which the Company intends to proceed with the acquisitions and to be repeated every time the Company implements the buyback resolution;
(j)	to authorize a Director and the Secretary of the Company to notify the Registrar of Companies in Cyprus within 14 days with respect to the buyback.

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PROXY:

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to vote on his behalf, and such proxy need not be a shareholder of the Company.

A sample of the instrument appointing a proxy authorizing such proxy to attend the Meeting and to exercise discretion is enclosed herewith as Annex A.

A sample of the instrument appointing a proxy and authorizing such proxy to attend the Meeting and to vote on your behalf under your special instructions is enclosed herewith as Annex B.

The instrument appointing a proxy shall be in writing under the hand of the appointer or, if the appointer is a corporation, either under seal or under the hand of an officer.

NOTE: In the sample instrument of proxy the name of the Deputy CEO of the Company is inserted as proxy. The Deputy CEO of the Company will attend the Meeting. Accordingly, should you wish you may sign and deposit the instrument of proxy to attend the Meeting and vote on your behalf as you will specifically instruct on the instrument of proxy. The Deputy CEO of the Company will not vote for any matter on any shareholder’s behalf unless the proxy includes specific voting instructions.

Original of any instrument of proxy or its’ notarially certified copy shall be deposited at the registered office of the Company, for the attention of the Chairman of the Board of Directors/Secretary of QIWI plc:

(a)	12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus,

and a copy of such instrument of proxy shall be delivered to the Company:

(a)	by electronic mail, to corporatelawyer@qiwi.com, OR
(b)	by facsimile, to +357 22 76 09 18,

BEFORE the time for holding the Meeting, i.e. by May 13, 2022 10.00 a.m. (Cyprus time) (the “Cut Off Time”).

Proxies deposited after the Cut Off Time shall not be treated as valid.

Enclosed:

1.	Annex A – Sample of Proxy to exercise discretion.
2.	Annex B – Sample of Proxy to vote under instructions.

Yours faithfully,

Mr. Sergey Solonin

The Chairman of the Board of Directors

for and on behalf of QIWI plc

ANNEX A

SAMPLE OF PROXY TO EXERCISE DISCRETION

(To be printed out on the company’s letterhead)

PROXY / POWER OF ATTORNEY

I, (Insert Full Name of Shareholder) ________________________________________________________________,

shareholder of QIWI plc, Registration Number 193010 (the “Company”), after having received due notice (the “Notice”) for the Extraordinary General Meeting of the shareholders of the Company, which is to be held on May 16, 2022 at 10.00 a.m. (Cyprus time) at QIWI’s office, 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus (the “EGM”) and whilst acknowledging the matters stated in and disclosed by the Notice, hereby appoint (Insert Full Name of Proxy)_______________________________________________________________________________________________ (passport No.________________________________, residing at ______________________________________________________________) (the “Proxy”), as our proxy to vote (either on a show of hands or on a poll) in our name and on our behalf at the EGM at his own discretion as the Proxy may deem appropriate and to demand a poll if the Proxy deems it appropriate.

Signed on the ____ day of ______________, 2022.

Signature: _________________

Name of Shareholder: _________________________

(To be stamped with the company’s seal)

ANNEX B

SAMPLE OF PROXY TO VOTE UNDER INSTRUCTIONS

(To be printed out on the company’s letterhead)

PROXY / POWER OF ATTORNEY

I, (Insert Full Name of Shareholder) ________________________________________________________________,

shareholder of QIWI plc, Registration Number 193010 (the “Company”), after having received due notice (the “Notice”) for the Extraordinary General Meeting of the shareholders of the Company, which is to be held on May 16, 2022 at 10.00 a.m. (Cyprus time) at QIWI’s office, 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus (the “EGM”) and whilst acknowledging the matters stated in and disclosed by the Notice, hereby appoint Mr. Philios Yiangou (passport ____________, issued by _______ on ___________, residing at ___________) (the “Proxy”), as our proxy to choose the chairman of the EGM, to request a poll and to vote in our name and on our behalf at the EGM.

This instrument empowers and shall be used by the Proxy to vote for the below listed resolutions as stated below.

APPROVAL OF THE BUYBACK PROGRAM

THAT the Board is hereby authorized to acquire ordinary shares of the Company represented by American Depositary Shares (the ADSs) listed at Nasdaq Global Select Market and Moscow Exchange from Moscow Exchange on the following terms and conditions:

(a)	the purpose of the buyback is to purchase the ordinary shares represented by the ADSs on the open market at prices below the fundamental value in order to:
•	return additional value to shareholders;
•	use as equity consideration for potential value-accretive M&As;
•	fund the Company's long-term incentive plan;
•	return repurchased shares back to the market when price level recovers.
(b)	the total nominal value of the ordinary shares represented by the ADSs that will be acquired under by the Company or any of its subsidiary shall not exceed the maximum number of shares permitted under Section 57A of the Cyprus Companies Law, Cap. 113, as amended;
(c)	the monetary consideration payable for the buyback shall be paid out of the realized and non-distributed profits;
(d)	the authority of the Board to acquire the ordinary shares represented by the ADSs shall expire within 12 months as from the date on which the buyback program is approved;
(e)	the acquired ordinary shares represented by the ADSs shall be disposed or cancelled within 2 years following the date when such ordinary shares represented by ADSs were acquired;
(f)	the maximum acquisition price shall not exceed by 5% the average buy price during the last 5 trading days before the relevant acquisition and minimum acquisition price shall be not less than par value (or its equivalent in US dollars);
(g)	after the buyback the net assets of the Company cannot be lower than the sum of the issued share capital and non-distributable reserves;
(h)	the buyback program will apply during the period beginning at the start of trading of the second trading day following the date of publication of the financial results for a particular fiscal quarter or year and continuing until the beginning of the blackout period.
(i)	to authorize the publication of the resolution of the EGM in at least 2 daily newspapers of wide circulation at least 10 days prior to the commencing of the buyback setting out the basic terms thereof and specifying the time period during which the Company intends to proceed with the acquisitions and to be repeated every time the Company implements the buyback resolution;
(j)	to authorize a Director and the Secretary of the Company to notify the Registrar of Companies in Cyprus within 14 days with respect to the buyback.

Voting Authority and Instruction:

(please mark as appropriate)

	FOR	AGAINST	ABSTAINED
General Meeting voting

Signed on the ____ day of ______________, 2022.

Signature: _________________

Name of Shareholder: _________________________

(To be stamped with the company’s seal)